Mail Stop 3010

June 8, 2009

Peregrine C. Broadbent
Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

       Re: **Jefferies Group, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2008
               Filed February 27, 2009
               File No. 001-14947

Dear Mr. Broadbent:

       We have reviewed your response letter dated May 20, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Financial Condition and Capital Resources, page 40

1.   We have reviewed your response to comment 1 in our letter dated May 7, 2009. Please tell us whether management believes that the downgrades in your long-term debt ratings constitute a material trend or uncertainty that should be discussed in the MD&A section. If not, provide us with a more detailed discussion of the basis for management's belief.

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        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief